UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Cano Health, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

13781Y103
(CUSIP Number)

Michael Racich
1601 Washington Avenue, Suite 800
Miami Beach, Florida 33139
(203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103		2 of 6 Pages
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Barry S. Sternlicht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
254,806(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
254,806(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
254,806

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)
Percentage is calculated based on 2,887,607 shares of Class A Common Stock issued and outstanding as of October 30, 2023 after giving effect to the 1-for-100 reverse stock split of the Issuer, effective November 2, 2023 (the “Reverse Stock Split”), as reported by the Issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on November 2, 2023, plus shares of Class A Common Stock underlying the Private Placement Warrants and restricted stock units (“RSUs”) held by the Reporting Person or affiliates thereof after giving effect to the Reverse Stock Split.

CUSIP No. 13781Y103		3 of 6 Pages
SCHEDULE 13D
This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) is being filed with respect to the shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of Cano Health, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 14, 2021 (as amended by Amendment No. 1 thereto filed on July 27, 2021, Amendment No. 2 thereto filed on March 31, 2023, Amendment No. 3 thereto filed on April 3, 2023, Amendment No. 4 thereto filed on April 10, 2023, Amendment No. 5 thereto filed on April 18, 2023, Amendment No. 6 thereto filed on April 27, 2023, Amendment No. 7 thereto filed on May 3, 2023, Amendment No. 8 thereto filed on May 15, 2023, Amendment No. 9 thereto filed on May 19, 2023, Amendment No. 10 thereto filed on July 19, 2023, Amendment No. 11 thereto filed on August 14, 2023 and this Amendment No. 12, the “Schedule 13D” or this “Statement”).  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 12 is being filed to amend Item 2, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 2.	Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended by adding the following thereto:

On November 7, 2023, the Reporting Person and other parties to the Joint Filing and Solicitation Agreement entered into that certain Termination of Joint Filing and Solicitation Agreement (the “JFSA Termination Agreement”), which terminated the Joint Filing and Solicitation Agreement pursuant to its terms, effective immediately. Accordingly, the Reporting Person is no longer a member of the Former Directors Group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

A copy of the JFSA Termination Agreement is attached as Exhibit P hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

As set forth herein, the Former Directors have disbanded the Former Directors Group. Notwithstanding the termination of the Former Directors Group, the Reporting Person intends to continue exploring ways to hold certain directors and former officers of the Issuer responsible for what he believes is their willful misconduct and gross negligence in their actions and inaction to protect and represent the shareholders of the Issuer. Though warned by the Reporting Person both orally and in writing of the Reporting Person’s belief that Dr. Marlow Hernandez was running the Issuer into the ground, these individuals not only retained Dr. Hernandez as CEO but continued to compensate him and his top loyal executives excessively and inappropriately, and, in the end, presided over the near complete destruction of shareholder value.

The Reporting Person believes that such willful misconduct and gross negligence includes, without limitation, repeatedly favoring Dr. Hernandez and his family members and close allies in the Issuer at the expense of some of the Issuer’s largest shareholders who complained directly to the Board about Dr. Hernandez, allowing Dr. Hernandez as CEO to enter into financially questionable and reputationally toxic transactions, and voting to not sell various assets when it was obvious that such sales were critical and necessary. These grossly negligent acts caused the Issuer to have to enter into destructive financing arrangements which devastated the shareholders of the Issuer. The Reporting Person believes that other instances of grossly negligent and willful misconduct include failing to supervise and remedy a myriad of related party transactions involving members of the Hernandez family, failing to timely investigate repeated management malfeasance and management complaints against Dr. Hernandez, and then truncating and ignoring the investigations that were actually commenced, failing to remove Dr. Hernandez as CEO and as a director for cause upon knowledge of his infractions, and creating a “shadow board” that concealed material matters from other board members and whose goal was to silence the Reporting Person from criticizing Dr. Hernandez. In addition, when 82% of the Issuer’s stockholders withheld their votes for the election of directors Rivera and Muney, the Board chose to ignore the overwhelming vote in opposition to them.

The Reporting Person believes that the foregoing conduct is illustrative of the breaches of fiduciary duty under Delaware law for which directors Trujillo, Morales, Rivera, and Muney should be held personally liable, and Dr. Hernandez together with his allies and family members should also be personally liable for, among other things, breaches of fiduciary duty and aiding and abetting breaches of fiduciary duty of others.

The Reporting Person has informed the Board that he is exploring filing litigation and, in connection therewith, has demanded that Messrs. Trujillo, Morales, Rivera and Muney resign immediately in the hope that something of value can be salvaged in light of their chronic misconduct, fiduciary duty breaches and the demonstrable and total disregard for the shareholders they were supposed to represent.

CUSIP No. 13781Y103		4 of 6 Pages
SCHEDULE 13D
Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated to read as follows:

(a)
Aggregate number and percentage of securities. The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person is based on 2,887,607 shares of Class A Common Stock issued and outstanding as of October 30, 2023 after giving effect to the Reverse Stock Split, as reported by the Issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on November 2, 2023, plus shares of Class A Common Stock underlying the Private Placement Warrants and RSUs held by the Reporting Person or affiliates thereof after giving effect to the Reverse Stock Split as is set forth in boxes 11 and 13 of the second part of the cover page to this Statement, and such information is incorporated herein by reference.

(b)
Power to vote and dispose. The amounts of Class A Common Stock as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Statement, and such information is incorporated herein by reference.

(c)
Transactions in Last 60 Days. No transactions in the shares of Class A Common Stock have been effected during the past sixty (60) days by the Reporting Person, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 7, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

On November 7, 2023, the Joint Filing and Solicitation Agreement was terminated, effective immediately, pursuant to the terms of the JFSA Termination Agreement.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit thereto:

P – JFSA Termination Agreement, dated November 7, 2023.

[Signature page follows.]

CUSIP No. 13781Y103		5 of 6 Pages
SCHEDULE 13D
SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2023

Barry Stuart Sternlicht

By:	/s/ Michael Racich, Attorney-in-Fact for Barry Stuart Sternlicht
Barry S. Sternlicht

CUSIP No. 13781Y103		6 of 6 Pages
SCHEDULE 13D
INDEX TO EXHIBITS

A	–	Joint Filing Agreement, dated June 14, 2021.*

B	–	Private Placement Warrants Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K, filed with the SEC on May 18, 2020).*

C	–	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).*

D	–	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form S-4/A, filed with the SEC on April 28, 2021).*

E	–	Business Combination Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).*

F	–	Sponsor Letter Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).*

G	–	Resignation Letter, dated March 30, 2023, from the Reporting Person to the Board of Directors of Cano Health, Inc.*

H	–	Group Agreement, dated as of April 2, 2023, among the Reporting Person and other parties identified therein.*

I	–	Press Release, dated April 10, 2023.*

J	–	Press Release, dated April 17, 2023.*

K	–	Press Release, dated April 26, 2023.*

L	–	Press Release and Letter, dated May 11, 2023.*

M	–	Press Release, dated May 18, 2023.*

N	–	Joint Filing and Solicitation Agreement, dated May 18, 2023.*

O	–	Press Release, dated July 17, 2023.*

P	–	JFSA Termination Agreement, dated November 7, 2023.

* Previously filed.